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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                       FIRST CENTRAL FINANCIAL CORPORATION

--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     Common Stock, $.10 par value per share

--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   318908 10 0
                  --------------------------------------------
                                 (CUSIP NUMBER)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.:  318908  10  0                13G                         PAGE 2 OF 7
                                         ---

1.       Name Of Reporting Person
         S.S. or I.R.S. Identification No. Of Above Person

                  Simon Commercial Corporation                11-2474664
                  --------------------------------------------------------------

2.       Check The Appropriate Box If A Member Of A Group*
                                                                        (a)  |_|
                  N/A                                                   (b)  |_|
                  --------------------------------------------------------------

3.       SEC Use Only

         -----------------------------------------------------------------------

4.       Citizenship Or Place Of Organization

            New York
            --------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH

         5.       Sole Voting Power

                            934,382
                  --------------------------------------------------------------

         6.       Shared Voting Power

                                 -0-
                  --------------------------------------------------------------

         7.       Sole Dispositive Power

                            934,382
                  --------------------------------------------------------------


         8.       Shared Dispositive Power
                               -0-
                  --------------------------------------------------------------


9.      Aggregate Amount Beneficially Owned By Each Reporting Person

                                  934,382
        ------------------------------------------------------------------------

10.     Check Box If The Aggregate Amount In Row 9 Excludes Certain Shares*
                  N/A                                                     |_|
        --------------------------------------------------------------

11.      Percent Of Class Represented By Amount In Row 9

                  15.6%
        ------------------------------------------------------------------------

12.      Type Of Reporting Person*

                            CO
        ------------------------------------------------------------------------




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CUSIP NO.:  318908  10  0                 13G                        PAGE 3 OF 7
                                          ---

1.       Name Of Reporting Person
         S.S. or I.R.S. Identification No. Of Above Person

                  Martin J. Simon
         -----------------------------------------------------------------------

2.       Check The Appropriate Box If A Member Of A Group*

                                                                        (a)  |_|
                  N/A                                                   (b)  |_|
         -----------------------------------------------------------------------

3.       SEC Use Only

         -----------------------------------------------------------------------


4.       Citizenship Or Place Of Organization

                  United States
         -----------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH

         5.       Sole Voting Power

                          1,222,371
                  --------------------------------------------------------------

         6.       Shared Voting Power

                               -0-
                  --------------------------------------------------------------

         7.       Sole Dispositive Power

                          1,222,371
                  --------------------------------------------------------------


         8.       Shared Dispositive Power

                              -0-
                  --------------------------------------------------------------

 9.      Aggregate Amount Beneficially Owned By Each Reporting Person

                                    1,222,371
         -----------------------------------------------------------------------

10.      Check Box If The Aggregate Amount In Row 9 Excludes Certain Shares*
                  N/A                                                |_|
         -----------------------------------------------------------

11.      Percent Of Class Represented By Amount In Row 9

                  19.44%
         -----------------------------------------------------------------------

12.      Type Of Reporting Person*

                           IN
         -----------------------------------------------------------------------




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CUSIP NO.:  318908  10  0              13G                           PAGE 4 OF 7
                                       ---


ITEM 1(a).  NAME OF ISSUER:
               First Central Financial Corporation

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:
               266 Merrick Road
               Lynbrook, New York 11563

ITEM 2(a).  NAME OF PERSON FILING:
               Simon Commercial Corporation

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:
               266 Merrick Road
               Lynbrook, New York 11563

ITEM 2(c).  CITIZENSHIP:
               New York

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
               Common Stock, $.10 par value per share.

ITEM 2(e).  CUSIP NUMBER:
               318908 10 0

ITEM 3.     Not Applicable.

ITEM 4.     OWNERSHIP.

            (a)  Amount beneficially owned:  934,382
            (b)  Percent of Class:  15.6%
            (c)  Number of shares as to which such person has:
                (i)   sole power to vote or to direct the vote:  934,382
                (ii)  shared power to vote or to direct the vote:  -0-
                (iii) sole power to dispose of or to direct the disposition of: 934,382
                (iv)  shared power to dispose or to direct the disposition of:  -0-

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not Applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not Applicable.

ITEM 7.    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
           SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not Applicable.


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CUSIP NO.:  318908  10  0               13G                          PAGE 5 OF 7
                                        ---

ITEM 8.             IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                    Not Applicable.

ITEM 9.             NOTICE OF DISSOLUTION OF GROUP.

                    Not Applicable.

ITEM 10.            CERTIFICATION.

                    Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated:  February 12, 1997

                                           SIMON COMMERCIAL CORPORATION

                                           By:    /s/ Martin J. Simon
                                               ----------------------
                                               Name:  Martin J. Simon
                                               Title:   President


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CUSIP NO.:  318908  10  0             13G                            PAGE 6 OF 7
                                      ---

ITEM 1(a).          NAME OF ISSUER:
                           First Central Financial Corporation

ITEM 1(b).          ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:
                           266 Merrick Road
                           Lynbrook, New York 11563

ITEM 2(a).          NAME OF PERSON FILING:
                           Martin J. Simon

ITEM 2(b).          ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                           266 Merrick Road
                           Lynbrook, New York 11563

ITEM 2(c).          CITIZENSHIP:
                           New York

ITEM 2(d).          TITLE OF CLASS OF SECURITIES:
                           Common Stock, $.10 par value per share.

ITEM 2(e).          CUSIP NUMBER:
                           318908 10 0

ITEM 3.             Not Applicable.

ITEM 4.             OWNERSHIP.

                    (a)    Amount beneficially owned:  1,222,371
                    (b)    Percent of Class:  19.44%
                    (c)    Number of shares as to which such person has:

                           (i)   sole power to vote or to direct the vote:  1,222,371
                           (ii)  shared power to vote or to direct the vote:  -0-
                           (iii) sole power to dispose of or to direct the disposition of:  1,222,371
                           (iv)  shared power to dispose or to direct the disposition of:  -0-

                    Includes   934,382   shares   owned  by   Simon   Commercial
                    Corporation, 39,799.14 shares owned by Simon General Agency,
                    Inc.,  26,100  shares owned by Simon  Agency  International,
                    Ltd. and 14,918.293 shares owned by Simon Life Agency,  Inc.
                    which are  beneficially  owned by Mr.  Simon.  Also includes
                    37,500   shares   issuable   upon   exercise  of   currently
                    exercisable stock options.

ITEM 5.             OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                    Not Applicable.

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CUSIP NO.:  318908  10  0              13G                           PAGE 7 OF 7
                                       ---

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable.

ITEM 10.  CERTIFICATION.

          Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated:  February 12, 1997



                                                /s/ Martin J. Simon
                                            --------------------------------
                                                   Martin J. Simon